# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MetroCity Bankshares, Inc., CIK 0001747068
CUSIP: 59165J105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 5114 Buford Highway, Doraville, Georgia (GA), 30340
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001254478

## Reporting persons
- Nack Y. Paek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,313,976; shared voting power 20,000; sole dispositive power 1,313,976; shared dispositive power 20,000; aggregate amount beneficially owned 1,333,976 (4.63% of the class)
  Comment: Based on 28,817,967 shares of common stock, $0.01 par value per share, of MetroCity Bankshares, Inc. outstanding as of December 31, 2025, as reported on the Issuer's Form 8-K (Exhibit 99.1) filed with the Securities and Exchange Commission on January 30, 2026.

## Item 1. Issuer
Name of issuer: MetroCity Bankshares, Inc.
Address of issuer's principal executive offices: 5114 Buford Highway, Doraville, GA 30340

## Item 2. Person Filing
Name of person filing: Nack Y. Paek
Address of principal business office or, if none, residence:
The address of the principal business office of Nack Y. Paek is:

c/o Metrocity Bankshares, Inc.
5114 Buford Highway, Doraville, GA 30340
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,333,976
Percent of class: 4.63
Sole power to vote or to direct the vote: 1,313,976
Shared power to vote or to direct the vote: 20,000
Sole power to dispose or to direct the disposition: 1,313,976
Shared power to dispose or to direct the disposition: 20,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nack Y. Paek: /s/ Nack Y. Paek, Nack Y. Paek (02/04/2026)